John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
December 8, 2009
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account H initial Form N-4 Registration Statement (File No. 333-161643)	John Hancock Life Insurance Company (U.S.A.) AnnuityNote Series 3 Variable Annuity Contracts

	John Hancock Life Insurance Company of New York Separate Account A initial Form N-4 Registration Statement (File No. 333-161644)	John Hancock Life Insurance Company of New York AnnuityNote Series 3 Variable Annuity Contracts
Dear Ms. White:
This letter is in response to the comments you provided by telephone on November 9, 2009, regarding the initial Form N-4 Registration Statements referenced above (the “Registration Statements”), filed on August 31, 2009 (Accession Nos. 0000950123-09-039878 and 0000950123-09-039879) and our initial response letter dated October 29, 2009. Your comments are shown in italics (and may be altered to reflect product updates). In our responses, we use underlines to show proposed additions and ~~strikethroughs~~ to show deletions to the text of the prospectus.
Comment 1. Fee Table and Charges and Deductions Sections
Please disclose in the fee tables the transfer fee described on page 20 under Charges and Deductions.
RESPONSE: We will add the following entry to the Fee Tables describing the transfer fee, along with a footnote explaining that we do not currently impose a charge for transfer requests.
The following table describes fees and expenses that you pay periodically during the time that you own the Contract. This table does not include annual Portfolio operating expenses. State premium taxes may also be deducted.

Contract Owner Transaction Expenses[1]	John Hancock USA and John Hancock New York
	~~[~~Contract Year	Percentage
Maximum Withdrawal Charge (as percentage of the Withdrawal Amount)	1	5%
	2	4%
	3	3%
	4	2%
	5	1	%~~]~~
Transfer Fee[2]
Maximum Fee	$ 25
Current Fee	$ 0

Alison T. White, Esq.
SEC Office of Insurance Products
December 8, 2009

1	State premium taxes may also apply to your Contract, which currently range from 0.04% to 4.00% of each Purchase Payment (see “VI. Charges and Deductions – Premium Taxes”).

2	This fee is not currently assessed against transfers. We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.
Comment 2. Lifetime Income Amount
Please expand the disclosure describing why taking the Lifetime Income Amount through withdrawals would be preferable to simply annuitizing the contract.
RESPONSE: We will add the following paragraphs to the end of the “Withdrawals – Lifetime Income Amount” section of “V. Description of the Contract – Contract Provisions Applicable Prior To the Maturity Date”:
Withdrawals of Lifetime Income Amount compared to electing the Annuity Option offered in the Contract. Withdrawing the Lifetime Income Amount from your Contract after the 5th Contract Anniversary gives you the ability: a) to continue transferring Contract Value from one Variable Investment Option to another (for Contracts with multiple Investment Options); b) to subsequently stop taking withdrawals in order to protect your Contract Value; or c) to take Unscheduled Withdrawals in addition to taking Lifetime Income Amount withdrawals. This flexibility helps preserve liquidity and affords you greater control over the management of your Contract Value than if you were to annuitize your Contract and receive fixed annuity payments thereafter (see “Contract Provisions Applicable After the Maturity Date – Annuity Option offered in the Contract,” below).
Lifetime Income Amount withdrawals are also taxed differently than annuity payments. For federal income tax purposes, amounts withdrawn from a deferred annuity contract are generally included in income until all gain in the contract has been withdrawn. Amounts received as periodic annuity payments, however, are treated differently not only from withdrawals but also according to the tax status of your Contract. If you have a Nonqualified Contract (i.e., one that is not an individual retirement account, individual retirement annuity or pension plan asset), part of each annuity payment that you receive is taxable gain, and part is a nontaxable return of your investment in the Contract until you have recovered all of your investment in the Contract. Similar treatment applies to annuity payments under a Qualified Contract if you paid any part of the cost with nondeductible after-tax payments. See “VII. Federal Tax Matters” for a more detailed discussion.
Comment 3. Responsibility for paying out on contract guarantees.
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the contract.
RESPONSE: The issuing insurance company will be solely responsible for paying out on any guarantees associated with the contract.
In addition to the edits above, we will file Pre-Effective Amendments No. 3 to the Registration Statements that will include final values for any figures that were submitted in brackets in our initial filing and other minor edits of an updating nature.

Alison T. White, Esq.
SEC Office of Insurance Products
December 8, 2009

Comment 4. Tandy Representations
RESPONSE: The Registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.
Very truly yours,
Thomas J. Loftus
Senior Counsel - Annuities